{Arena letterhead)

February 16, 2006

Via facsimile (202)-772-9368 and EDGAR
Mr. H. Roger Schwall
c/o Ms. Jill Davis, Branch Chief
100 F. St. N.E.
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Arena Resources, Inc. - Amendment No. 2 to Form S-3: File No. 333-127741
Amendment No. 2 to Form 10-KSB for the year ended 12/31/04: File No. 1-31657
Amendments No. 1 to Forms 10-QSB for the quarters ended 3/31/04, 6/30/04 and
Amendment No. 2 to Form 10-QSB9 for the quarter ended 9/30/04: File No. 1-31657

Dear Mr. Schwall:

        In connection with the pending request for effectiveness of the Registration Statement on Form S-3, this letter is to confirm that Arena Resources, Inc. (“Arena” or the “Company”) satisfies the requirements of Rule 3-01(c) of Regulation S-X, and specifically confirms:

•   The Company files annual, quarterly and other reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and all reports due have been filed;

•   For the most recent fiscal year for which audited financial statements are not yet available (fiscal year end 12/31/05) the Company reasonably and in good faith expects to report income, after taxes but before extraordinary items and cumulative effect of a change in accounting principle; and

•   For both of the two fiscal years immediately preceding the most recent fiscal year (i.e., 2003 and 2004) the Company has reported income, after taxes but before extraordinary items and cumulative effect of a change in accounting principles.

        If anything further is necessary in connection with our request for acceleration of the effective date, please contact us.

Very truly yours,

/s/ William R. Broaddrick
Chief Financial Officer